UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-05075

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PerkinElmer, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PerkinElmer, Inc.

940 Winter Street

Waltham, Massachusetts 02451

PERKINELMER, INC. SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Compensation and Benefits Committee

PerkinElmer, Inc. Savings Plan

Waltham, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the PerkinElmer, Inc. Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Boston, Massachusetts

We have served as the Plan’s auditor since the year ended December 31, 2012.

June 18, 2020

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2019 AND 2018

December 31,	2019	2018
Assets
Investments - Participant-Directed - at Fair Value	$721,605,334	$605,074,196
Employer Contributions Receivable	536,124	785,005
Notes Receivable From Participants	6,594,279	6,671,309

Net Assets Available for Benefits	$728,735,737	$612,530,510

See accompanying notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

Years ended December 31,	2019	2018
Additions:
Investment Income (Loss):
Net appreciation (depreciation) in fair value of investments	$108,100,106	$(64,058,420)
Interest and dividend income	36,786,670	35,719,834

Net investment income (loss)	144,886,776	(28,338,586)

Interest Income on Notes Receivable From Participants	356,489	323,220

Other (Loss) Income	(127,564)	137,106

Contributions:
Participant contributions	25,746,617	25,091,408
Employer contributions	13,398,128	13,359,104
Rollover contributions	7,311,205	5,667,682

Total contributions	46,455,950	44,118,194

Total additions	191,571,651	16,239,934

Deductions:
Benefits Paid to Participants	75,972,127	65,261,093
Administrative Expenses	28,728	27,768

Total deductions	76,000,855	65,288,861

Increase (Decrease) in Net Assets Before Plan Transfers	115,570,796	(49,048,927)
Assets transferred into Plan	634,431	—

Increase (Decrease) in Net Assets	116,205,227	(49,048,927)

Net Assets Available for Benefits, beginning of year	612,530,510	661,579,437

Net Assets Available for Benefits, end of year	$728,735,737	$612,530,510

See accompanying notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

1.	DESCRIPTION OF THE PLAN

The following description of the PerkinElmer, Inc. Savings Plan (the “Plan”), as in effect for the years ended December 31, 2019 and 2018, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan covering substantially all domestic employees of PerkinElmer, Inc. (the “Company” or the “Plan Sponsor”). The Plan also covers employees of each wholly owned domestic subsidiary that has entered into an agreement to adopt the Plan. The Plan is administered by an administrative committee (the “Plan administrator”), which has overall responsibility for interpreting the provisions of the Plan and providing the trustee with any information required in the discharge of its duties. Fidelity Management Trust Company (“FMTC”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participation in the Plan is voluntary. As defined in the Plan, eligibility commences the date the employee completes an hour of service for the Company. Participants may elect to make voluntary before-tax or Roth 401(k) contributions of up to 90% of their eligible compensation, subject to statutory limits, and after-tax contributions up to statutory or other limits defined by the Plan. In order to maintain the Plan’s status as nondiscriminatory, the contribution amounts for highly compensated employees may be limited. Participants age 50 or over may be eligible to make additional contributions, subject to certain Internal Revenue Code (the “Code”) limitations. Participants may also contribute amounts distributed to them by other qualified benefit plans.

All eligible participants receive matching contributions on a per-pay-period basis of 100% of the first 5% of eligible compensation up to the applicable Code limits.

As defined in the Plan, the Company may make supplemental contributions at its discretion. There were no supplemental contributions made during 2019 or 2018.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, supplemental contributions, allocations of Plan earnings, and are charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings, deferrals or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures

Participants are vested immediately in their voluntary contributions plus actual earnings thereon. All active participants are vested immediately in the Company’s contribution portion of participants’ accounts. Also, if a participant terminated employment due to death, disability or retirement, as defined in the Plan, his or her account balance remains 100% vested.

At December 31, 2019 and 2018, forfeited accounts totaled $69,118 and $61,587, respectively. These forfeitures arose from contributions that were subject to former vesting schedules in place prior to February 1, 2011 and any adjustments and uncashed checks. Forfeited balances are used to reduce future Company contributions or to pay reasonable administrative expenses of the Plan. The Company’s contribution was reduced by forfeitures of $2,412 and $0 for the years ended December 31, 2019 and 2018, respectively.

Investments

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trust funds, participant-directed brokerage accounts, and a Company stock fund, subject to certain limitations, as investment options for participants.

Notes Receivable From Participants

Participants may borrow from their fund accounts from a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The notes are secured by the balance in the participant’s account and bear interest at rates fixed for the term of the note by the Plan administrator based on interest rates currently being charged by commercial lending institutions. The period of repayment for any note is determined by the participant, but in no event shall the stated repayment period exceed 60 months, unless the note is used to purchase a principal residence, in which case, a longer payment period is permitted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefit payments to participants are recorded upon distribution.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared under the accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments including common stock, mutual funds, and common collective trust funds. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements. The Plan has one investment that represents 14% of total investments at December 31, 2019 and two investments that total 23% at December 31, 2018.

Investment Choices, Valuation and Income Recognition

The Plan’s investments are carried at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Company’s common stock is valued at the quoted closing market price from a national securities exchange and the short-term investments are valued at cost, which approximate fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. One of the Plan’s investment options allows participants to establish a brokerage account and select various investments consisting primarily of mutual funds, common stock, and interest-bearing cash. The units of common collective trust funds are stated at fair value as determined by the issuer of the fund, Fidelity Management and Research Company (“FMR Co.”), based on the net asset value, as a practical expedient, of the underlying investments and account charges.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan’s net appreciation (depreciation) in the fair value of its investments consists of realized gains and losses and unrealized appreciation and depreciation on investments.

Investment Management Fees and Operating Expenses

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest at the end of the period. No allowance for credit losses has been provided as of December 31, 2019 and 2018. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits

Payments to participants are recorded upon distribution.

Administrative Expenses

Certain expenses of the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to notes receivable from participants and distributions are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

Subsequent Events

The Plan evaluated all events and transactions that occurred after December 31, 2019 through June 18, 2020, the date these financial statements were available to be issued.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency due to the outbreak of a highly contagious form of an upper respiratory infection caused by a novel strain of coronavirus (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. As a result, the Plan’s investment portfolio has incurred significant fluctuations in fair value since December 31, 2019. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and the related impact on the Plan’s liquidity, cannot be determined at this time.

On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security (CARES) Act.” The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions available to Plan participants under the CARES Act and has implemented the following provisions:

•	Special coronavirus distributions of up to $100,000

•	An increase in the available loan amount as described in Note 1 to the lesser of $100,000 or 100% of the participant’s vested account balance; and

•	An extension of the period for loan repayments, if applicable, of up to one year

3.	FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurement (“ASC 820”), establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest Level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The Plan’s policy is to recognize significant transfers between Levels at the beginning of the reporting period.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

PerkinElmer Stock Fund

The PerkinElmer Stock Fund is an employer stock unitized fund. The fund consists of PerkinElmer, Inc. common stock as well as short-term investments that provide liquidity for daily trading. PerkinElmer, Inc. common stock is valued at the quoted closing market price from a national securities exchange and the short-term investments are valued at cost, which approximate fair value.

Mutual Funds

The Plan’s mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Participant-Directed Brokerage Account

A self-directed brokerage account allows Plan participants the opportunity to invest in a wide array of securities. Participants can elect to direct their Plan assets into individual securities by establishing a Plan level brokerage account. Investments in brokerage accounts are reported at fair value. The Plan receives prices for investments in brokerage accounts from a nationally recognized pricing service that are based on observable market transactions.

Common Collective Trust Funds

The Plan’s common collective trust funds are valued at the NAV of units in the collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. In the event that the Plan initiates a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The valuation methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

In accordance with the update to ASC 820, the following tables set forth by Level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2019 and 2018.

The Plan had no Level 2 or 3 investments as of either December 31, 2019 or December 31, 2018.

	Active Markets for Identical Assets (Level 1)	December 31, 2019 Total
PerkinElmer Stock Fund	$25,052,314	$25,052,314
Mutual funds	623,451,448	623,451,448
Participant-directed brokerage account	15,028,450	15,028,450

Total investment at fair value	663,532,212	663,532,212

Common collective trust funds measured at NAV*		58,073,122

Total Investments	$663,532,212	$721,605,334

	Active Markets for Identical Assets (Level 1)	December 31, 2018 Total
PerkinElmer Stock Fund	$22,510,732	$22,510,732
Mutual funds	508,687,464	508,687,464
Participant-directed brokerage account	11,127,236	11,127,236

Total investment at fair value	542,325,432	542,325,432

Common collective trust funds measured at NAV*		62,748,764

Total Investments	$542,325,432	$605,074,196

*

Specific investments that are measured at fair value using the NAV (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the tables above are meant to enable reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The following tables set forth additional disclosures of the Plan’s investments that have fair value estimated using a NAV:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2019
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Stable value fund(a)	$58,073,122	$—	Daily	See Above	See Above

	Fair Value Estimated Using Net Asset Value per Share December 31, 2018
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Stable value fund(a)	$62,748,764	$—	Daily	See Above	See Above

*	The fair values of the investments have been estimated using the net asset value of the investment.
(a)

Stable value fund strategy seeks to preserve the principal investment while earning a level of interest that is consistent with the principal preservation. While it seeks to maintain a stable NAV of $1 per share, it cannot guarantee it will be able to do so; thus, the yield of the stable value fund will fluctuate.

4.	STABLE VALUE PORTFOLIO

The Managed Income Portfolio II (the “Portfolio”) is a stable value portfolio that is a commingled pool managed by FMTC. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Portfolio’s constant net asset value (NAV) of $1 per unit. Distribution to the Portfolio’s participants is declared daily from the net investment income and automatically reinvested in the Portfolio on a monthly basis, when paid. It is the policy of the Portfolio to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Portfolio will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Portfolio, plus earnings, less participant withdrawals and administrative expenses. The Portfolio imposes certain restrictions on the Plan, and the Portfolio itself may be subject to circumstances that impact its ability to transact at contract value (described below). Plan management believes that the occurrence of events that would cause the Portfolio to transact at less than contract value is not probable.

Limitations on the Ability of the Portfolio to Transact at Contract Value:

Restrictions on the Plan

Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Portfolio to transact at contract value:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.

•

Any communication given to Plan participants by the Plan Sponsor, any other Plan fiduciary or FMTC that is designed to sway or influence a participant not to invest in the Portfolio or to transfer assets out of the Portfolio.

•	Any transfer of assets from the Portfolio directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Withdrawals initiated by the Plan Sponsor will normally be provided at contract value as soon as practicable within twelve months following written notice of the Trustee.

•	Complete or partial termination of the Plan or its merger with another plan.

Circumstances That Impact the Portfolio

The Portfolio invests in assets, typically fixed income securities or bond funds, and enters into “wrap” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Portfolio in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and to protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Portfolio to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Portfolio’s cash flow.

•	Employer-initiated transactions by participating plans as described above.

In the event that wrap contracts fail to perform as intended, the Portfolio’s NAV may decline if the market value of its assets declines. The Portfolio’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Portfolio is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Portfolio’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are non-transferable and have no trading market. There are a limited number of wrap issuers. The Portfolio may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of Portfolio assets.

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by FMR Co., an affiliate of FMTC. These transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan for the investment management services provided by the trustee were $28,728 and $27,768 for the years ended December 31, 2019 and 2018, respectively.

The Plan receives revenue credits from FMTC quarterly. The revenue credit account can be used to pay Plan expenses or can be allocated to eligible Plan participants as defined in the management services agreement with FMTC. Revenue earned from this agreement and certain administrative fees are recorded net as other (loss) income in the statement of changes of net assets available for benefits. During 2019, the Plan received $100,000 of revenue credits and utilized $227,564 of revenue credits to pay Plan expenses; $430,386 remains in the revenue credit account at December 31, 2019. During 2018, the Plan received $306,250 of revenue credits and utilized $169,144 of revenue credits to pay Plan expenses; $548,647 remained in the revenue credit account at December 31, 2018. Any excess revenue over the Plan expenses during the year form part of the Plan assets and will be used to pay future Plan expenses or allocated to eligible Plan participants.

At December 31, 2019 and 2018, the Plan held 253,167 and 281,317 shares, respectively, of common stock of the Company, the Plan Sponsor. During the years ended December 31, 2019 and 2018, the Plan recorded dividend income from the Company’s stock of $76,450 and $79,209, respectively.

Participant notes receivable also qualify as party-in-interest transactions.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 29, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would remain 100% vested in their accounts.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available per the financial statements to the Form 5500:

December 31,	2019	2018
Net assets available for benefits per financial statements	$728,735,737	$612,530,510
Adjustment from fair value to current value for fully benefit-responsive stable-value fund	786,538	(710,095)

Net Assets Available per the Form 5500	$729,522,275	$611,820,415

The following is a reconciliation of the increase (decrease) in net assets per the financial statements to net income (loss) per the Form 5500:

Years ended December 31,	2019	2018
Increase (Decrease) in net assets before Plan transfer per the financial statements	$115,570,796	$(49,048,927)
Change in adjustment from fair value to current value for fully benefit-responsive stable-value fund:
Beginning of year	710,095	127,212
End of year	786,538	(710,095)

Net Income (Loss) per the Form 5500	$117,067,429	$(49,631,810)

SUPPLEMENTAL SCHEDULE

PERKINELMER, INC. SAVINGS PLAN

EIN # 04-2052042
Plan # 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2019

December 31, 2019
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
		Common collective trust funds:
*	Fidelity Investments	Fidelity Managed Income Portfolio II Class 2		**	$58,859,660

		Mutual Funds:
	Morgan Stanley	MSIF Emerging Markets Fund Class 1		**	8,006,718
	T. Rowe Price	T. Rowe Price New Horizons Fund		**	38,632,877
	Neuberger Berman	Neuberger Berman Genesis Fund – Class R6		**	28,134,880
	American Beacon	American Beacon Bridgeway Large Capital Value Fund – Class R6		**	18,154,625
	Vanguard	Vanguard Institutional Index Fund		**	60,883,595
	Vanguard	Vanguard Total Bond Market Index Fund Institutional Shares		**	12,689,589
	Vanguard	Vanguard Total International Stock Index Fund Institutional Shares		**	4,400,901
	Vanguard	Vanguard Extended Market Index Fund Admiral Shares		**	1,768,355
*	Fidelity Investments	Fidelity Total Bond Fund – Class K6		**	21,670,073
*	Fidelity Investments	Fidelity Contrafund – Class K		**	66,754,891
*	Fidelity Investments	Fidelity Growth Company Fund – Class K		**	97,498,826
*	Fidelity Investments	Fidelity International Discovery Fund – Class K		**	19,044,634
*	Fidelity Investments	Fidelity Government Money Market Fund		**	571,732
*	Fidelity Investments	Fidelity Freedom Income Fund – Class K6		**	3,579,099
*	Fidelity Investments	Fidelity Freedom 2005 Fund – Class K6		**	1,455,854
*	Fidelity Investments	Fidelity Freedom 2010 Fund – Class K6		**	3,795,420
*	Fidelity Investments	Fidelity Freedom 2015 Fund – Class K6		**	8,861,617
*	Fidelity Investments	Fidelity Freedom 2020 Fund – Class K6		**	29,105,695
*	Fidelity Investments	Fidelity Freedom 2025 Fund – Class K6		**	43,630,458
*	Fidelity Investments	Fidelity Freedom 2030 Fund – Class K6		**	44,533,268
*	Fidelity Investments	Fidelity Freedom 2035 Fund – Class K6		**	31,501,448
*	Fidelity Investments	Fidelity Freedom 2040 Fund – Class K6		**	32,059,364
*	Fidelity Investments	Fidelity Freedom 2045 Fund – Class K6		**	22,056,948
*	Fidelity Investments	Fidelity Freedom 2050 Fund – Class K6		**	22,000,662
*	Fidelity Investments	Fidelity Freedom 2055 Fund – Class K6		**	1,890,485
*	Fidelity Investments	Fidelity Freedom 2060 Fund – Class K6		**	769,434

	Total mutual funds				623,451,448

		Participant-directed brokerage account:
*	Fidelity Investments	Fidelity BrokerageLink		**	15,028,450
*	PerkinElmer, Inc.	PerkinElmer Stock Fund		**	25,052,314

	Total investments				722,391,872
*	Plan participants	Notes receivable from participants, with interest at rates of 4.25% – 10.50%, maturity at various dates through 2049			6,594,279

	Total				$728,986,151

*	- Represents a party-in-interest to the Plan as defined by ERISA.
**	- The cost of participant-directed investments is not required to be disclosed.

INDEX TO EXHIBITS

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan – Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PERKINELMER, INC. SAVINGS PLAN

/s/ Joel S. Goldberg
Date: June 18, 2020	Joel S. Goldberg, Chair, Administrative
Committee of the PerkinElmer, Inc. Savings Plan